SCHEDULE 14A INFORMATION
                  Proxy Statement Pursuant to Section 14(a) of
                      the Securities Exchange Act of 1934

                                 Amendment No. 1


Filed by the Registrant  |_|
Filed by a Party other than the Registrant  |X|

Check the appropriate box:

|_|   Preliminary Proxy Statement         |_|   Confidential,  For  Use of the
                                                Commission Only (as permitted
                                                by Rule 14a-6(e)(2))

|X|   Definitive Proxy Statement

|_|   Definitive Additional Materials

|_|   Soliciting Material Under Rule 14a-12

                          THE SWISS HELVETIA FUND, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in its Charter)

                           BANKGESELLSCHAFT BERLIN AG
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

|X|   No fee required.

|_| Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

           (1) Title of each class of securities to which transaction applies:_______________________________________________________
           (2) Aggregate number of securities to which transaction applies:_______________________________________________________
           (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):_______________________________________________
           (4)   Proposed maximum aggregate value of transaction:_______________
           (5)   Total fee paid:________________________________________________

|_| Fee paid previously with preliminary materials.

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

           (1)   Amount previously paid:________________________________________
           (2)   Form, Schedule or Registration Statement No.:__________________
           (3)   Filing Party:__________________________________________________
           (4)   Date Filed:____________________________________________________

                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                     Germany

Dear Fellow Stockholder of The Swiss Helvetia Fund, Inc. (the "Fund"):

We, Bankgesellschaft Berlin AG, are seeking your support in (1) electing our three nominees to the Board of Directors of the Fund at the Annual Meeting of Stockholders of the Fund scheduled for May 15th, 2001 and (2) seeking to terminate the Fund's investment advisory agreement (the "Investment Advisory Agreement") with Hottinger Capital Corp. ("Hottinger"), together with a recommendation that Fund's Board of Directors solicit competitive proposals for a new investment adviser.

Currently, there are no members of the Board of Directors who were nominated by any stockholder of the Fund in their capacity as stockholders. We believe that stockholder interests would be best served if nominees representing stockholders were members of the Board of Directors. In particular, we believe that a Board of Directors composed at least partly of stockholder nominees would aggressively pursue measures intended to enhance stockholder value and would, among other things, oppose the by-law amendments recently adopted by the Fund's Board of Directors that, we believe, (a) inappropriately restrict the identity of potential directors by adopting unjustified qualification requirements and (b) greatly harm Fund stockholders' ability to exercise a proper role in the governance of their fund, both by restricting director candidates and by imposing supermajority voting thresholds and other highly technical requirements designed to prevent stockholders from influencing management by amending the By-Laws and submitting stockholder resolutions.

We seek to terminate the Investment Advisory Agreement primarily as a method of recapturing control of the Fund for the benefit of its stockholders and demonstrating to the existing Board of Directors that they owe their loyalty to their stockholders, rather than their stockholders owing loyalty to them.

We are a large beneficial owner of shares of the Fund. As of the date of the date of this Proxy Statement, we hold approximately 2.38% of the Fund's outstanding shares of Common Stock.

All three of our nominees, Dirk Kipp, Gregory L. Melville and Moritz A. Sell, are qualified to serve on the Board of Directors of the Fund. Messrs. Melville and Sell have previously served as members of the Board of Directors of the Growth Fund of Spain and continue to serve as directors of The France Growth Fund, Inc. The France Growth Fund is a closed-end fund, and the Growth Fund of Spain was a closed-end fund when Messrs. Melville and Sell served on its board. Both Mr. Melville and Mr. Sell report to Mr. Kipp, who has also recently been nominated to serve as a member of the board of The France Growth Fund. Stockholders should be aware that, even if our nominees are elected to the Board of Directors of the Fund, they will constitute only three of the nine members of the Board and may not be able to persuade other members of the Board to take any actions that they propose.

You should be aware, however, that it appears that the Fund's Board of Directors will deem Messrs. Melville and Sell unqualified to serve on the basis of the restrictive by-law amendments mentioned above. We believe this further demonstrates the inappropriate nature of those amendments.

PLEASE SIGN, DATE AND RETURN THE ENCLOSED blue PROXY CARD IN THE POSTAGE-PREPAID ENVELOPOE THAT HAS BEEN PROVIDED. You should not return any proxy card sent to you by the Fund if you wish to support our nominees and our proposal to terminate the Investment Advisory Agreement. If you have already returned the WHITE proxy card sent to you by the Fund, you have the right to REVOKE that proxy and vote for our nominees and the termination proposal by signing, dating and mailing a later dated BLUE proxy card in the envelope provided. You may vote for the proposal contained in management's WHITE proxy card to approve the Fund's Board of Directors' continuation of the Investment Advisory Agreement by using our BLUE proxy card, as explained below. If you have any questions, please contact Mellon Investor Services LLC, who is assisting us with this solicitation, toll free at 1-800-414-2879.

                                    IMPORTANT

There are three matters scheduled to be voted upon at the Annual Meeting -- (1) the election of three directors, (2) the Board of Directors' solicitation of an endorsement of the continuation of the Investment Advisory Agreement and (3) our proposal that the Fund terminate the Investment Advisory Agreement and engage a new investment adviser that is dedicated to acting in the interests of all the Fund's stockholders. You may vote on all three of these matters by using our BLUE proxy card. A BLUE proxy card that is returned to us will be voted as you indicate on it. If a BLUE proxy card is returned without a vote indicated thereon, the shares represented thereby will be voted FOR the election of our nominees, AGAINST the continuation of the Investment Advisory Agreement, FOR the termination of the Investment Advisory Agreement and in the proxy holders' discretion with respect to such other matters as may properly come before the meeting.

                                Sincerely yours,


                                Bankgesellschaft Berlin AG

                        PROXY STATEMENT IN OPPOSITION TO

                  THE SOLICITATION BY THE BOARD OF DIRECTORS OF
                          THE SWISS HELVETIA FUND, INC.

                                AND IN SUPPORT OF

                THE SOLICITATION BY BANKGESELLSCHAFT BERLIN A.G.

                         ANNUAL MEETING OF STOCKHOLDERS
                          To be held on May 15th, 2001

To Our Fellow Stockholders:

We, Bankgesellschaft Berlin AG, a German banking organization (sometimes referred to below as the "Soliciting Stockholder"), are furnishing this Proxy Statement and the enclosed BLUE proxy card to holders of record on March 30, 2001 (the "Record Date") of shares of common stock (the "Common Stock") of The Swiss Helvetia Fund, Inc., a Delaware corporation (the "Fund"), in connection with our solicitation of proxies for use at the Annual Meeting of Stockholders of the Fund (the "Annual Meeting") to be held on Tuesday, May 15, 2001, at 11:30 a.m., New York City time, and any and all adjournments or postponements thereof. The Annual Meeting will be held at the Drake Swissotel, 440 Park Avenue, Manhattan East and West Suites, New York, New York 10022. This Proxy Statement and the accompanying BLUE proxy card are first being sent to stockholders of the Fund on or about April 25, 2001.

At the Annual Meeting, stockholders will be asked to: (i) elect three directors of the Fund, (ii) vote on a non-binding resolution to confirm a decision by the Fund's Board of Directors (the "Board") to continue the Fund's investment advisory agreement (the "Investment Advisory Agreement") with Hottinger Capital Corp., (iii) consider and act upon our binding proposal to terminate the Investment Advisory Agreement, together with a recommendation that the Board of Directors solicit competitive proposals for a new investment adviser, and (iv) consider and act upon any other business that may properly come before the meeting or any related adjourned meeting.

We are soliciting your proxy in support of the election of our three nominees to the Board of Directors of the Fund (the "Board"), against confirmation of management's decision to continue the Investment Advisory Agreement and in favor of the termination of the Investment Advisory Agreement and the related recommendation.

We believe that in order to enhance stockholder value it is imperative that the interests of the Board of Directors be aligned with the stockholders, and not with the management of the Fund or its investment adviser. Accordingly, we believe that a Board of Directors composed at least partly of stockholder nominees would aggressively pursue measures intended to enhance stockholder value and would, among other things, oppose measures such as the by-law amendments recently adopted by the Fund's Board of Directors that, we believe,
(a) inappropriately restrict the identity of potential directors by adopting unjustified qualification requirements and (b) greatly harm Fund stockholders' ability to exercise a proper role in the governance of their fund, both by restricting director candidates and by imposing supermajority voting thresholds and other highly technical requirements designed to prevent stockholders from influencing management by amending the By-Laws and submitting stockholder resolutions. We note that another stockholder of the Fund has recently filed a class action lawsuit against the Fund, Hottinger Capital Corp. and the Fund's Board of Directors alleging breaches of fiduciary duty by them as a result, among other things, of the adoption of these by-law amendments. We are a large stockholder of the Fund and, contrary to assertions of the Fund in its proxy statement, believe that all stockholders would benefit by having stockholder interests represented on the Board of Directors.

In addition, we seek to terminate the Investment Advisory Agreement and require the Board to negotiate and present a new investment advisory agreement to stockholders for their approval primarily as a method of recapturing control of the Fund for the benefit of its stockholders and demonstrating to the existing Board of Directors that they owe their loyalty to their stockholders, rather than their stockholders owing loyalty to them.

All of the matters scheduled to be voted upon at the Annual Meeting are included in our BLUE proxy card. If you wish to vote for our nominees, you may do so by completing and returning a BLUE proxy card. A BLUE proxy card that is returned to us will be voted as you indicate thereon. If a BLUE proxy card is returned without a vote indicated thereon, the shares represented thereby will be voted FOR the election of our nominees, AGAINST approval of the Board's continuation of the Investment Advisory Agreement and FOR the termination of the Investment Advisory Agreement, together with the related recommendation.

In accordance with rule 14a-4 under the Securities Exchange Act of 1934, the proxy sought hereby will confer discretionary voting authority as to such other business as may properly come before the meeting of which we are not aware as of the date of this Proxy Statement and as to matters incident to the conduct of the Annual Meeting.

The Fund currently has a total of nine directors, divided into three classes. There are three Class II directors whose terms expire in 2002, three Class III directors whose terms expire in 2003 and three Class I directors who will be elected at the Annual Meeting for three-year terms expiring in 2004.

We propose Dirk Kipp, Moritz A. Sell and Gregory L. Melville as Class I directors to be elected at the Annual Meeting. BLUE proxy cards that are properly signed, dated and returned will be voted FOR these three nominees.

Voting, Quorum

Only stockholders of record on the Record Date will be entitled to vote at the Annual Meeting. According to the definitive proxy statement distributed by the Board of Directors in connection with the Annual Meeting (the "Fund Proxy Statement"), there were 24,047,809 shares of Common Stock issued and outstanding on March 30, 2001. Holders of a majority in number of the total outstanding shares of Common Stock must be present, in person or by proxy, in order to constitute a quorum for the transaction of business at the Annual Meeting. Holders of record on the Record Date will be entitled to cast one vote on each matter for each share of Common Stock held by them. Shares of Common Stock do not have cumulative voting rights. Directors of the Fund are elected by a plurality of the votes cast, so long as a quorum is present. The Fund's proposal to confirm the Board's decision to continue the Investment Advisory Agreement is a non-binding proposal and therefore does not require a minimum number of votes. Approval of our binding proposal to terminate the Investment Advisory Agreement requires the affirmative vote of a "majority of the Fund's outstanding voting securities", which is defined in the Investment Company Act of 1940 to mean, in the case of the Fund, the lesser of (i) 50% of the Fund's outstanding shares of Common Stock or (ii) 67 % of the shares of Common Stock present or represented by proxy at the Annual Meeting, if holders of 50% or more of the total outstanding shares are present or represented by proxy.

Shares that broker-dealers or banks decline to vote because the broker-dealer or bank in question has not received voting instructions from the shares' beneficial owner ("broker non-votes") and shares as to which proxies are returned to the Fund or to us by stockholders of record but that are marked "abstain," or as to which votes are withheld, on any item will be included in the tabulation of the total number of votes present for purposes of determining whether the necessary quorum of stockholders exists. However, abstentions and broker non-votes will not be counted as votes cast. Such abstentions and broker non-votes will not be counted in the election of directors and will not affect the Fund's non-binding proposal to confirm a decision by the Board to continue the Investment Advisory Agreement. However, because it requires a specified minimum vote for approval, abstentions and broker non-votes will have the same effect as a vote against our proposal to terminate the Investment Advisory Agreement, together with the related recommendation.

Revocation Of Proxies

Any proxy given in connection with the Annual Meeting (whether given to the Fund or to us) may be revoked at any time prior to the voting thereof at the Annual Meeting by a stockholder's delivery of a written revocation of his or her proxy to the Secretary of the Fund or the presiding officer at the Annual Meeting, by executing and delivering a later-dated proxy to us or the Fund or their solicitation agents, or by voting in person at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself revoke a proxy.

There is no limit on the number of times that a stockholder may revoke his or her proxy prior to the Annual Meeting. Only the latest dated, properly signed proxy card will be counted.

IF YOU HAVE ALREADY SENT A WHITE PROXY CARD TO THE BOARD OF DIRECTORS OF THE FUND, YOU MAY REVOKE THAT PROXY AND VOTE FOR OUR NOMINEES, AGAINST THE BOARD'S PROPOSAL TO CONFIRM THEIR CONTINUATION OF THE INVESTMENT ADVISORY AGREEMENT AND FOR OUR PROPOSAL TO TERMINATE THE INVESTMENT ADVISORY AGREEMENT BY SIGNING, DATING AND MAILING THE ENCLOSED BLUE PROXY CARD IN THE ENVELOPE PROVIDED.

THE BLUE PROXY CARD PROVIDES YOU WITH THE ABILITY TO VOTE ON ALL MATTERS SCHEDULED TO BE VOTED UPON AT THE ANNUAL MEETING. IF YOU WISH TO VOTE FOR OUR NOMINEES, AGAINST CONFIRMATION OF THE CONTINUATION OF THE INVESTMENT ADVISORY AGREEMENT AND FOR THE TERMINATION THE INVESTMENT ADVISORY AGREEMENT, YOU MAY DO SO BY COMPLETING AND RETURNING A BLUE PROXY CARD. A BLUE PROXY CARD THAT IS RETURNED TO US OR OUR AGENT WILL BE VOTED AS YOU INDICATE THEREON. IF A BLUE PROXY CARD IS RETURNED WITHOUT A VOTE INDICATED THEREON, THE SHARES REPRESENTED THEREBY WILL BE VOTED FOR THE ELECTION OF OUR NOMINEES, AGAINST CONFIRMATION OF THE CONTINUATION OF THE INVESTMENT ADVISORY AGREEMENT AND FOR OUR PROPOSAL TO TERMINATE THE FUND'S INVESTMENT ADVISORY AGREEMENT WITH HOTTINGER CAPITAL CORP.

                          REASONS FOR THE SOLICITATION

Currently, there are no members of the Board of Directors who were nominated by any stockholder of the Fund that is not affiliated with the Fund or Hottinger Capital Corp. We believe that stockholder interests would be best served if nominees nominated by unaffiliated stockholders were members of the Board of Directors. In particular, we believe that a Board of Directors composed at least partly of stockholder nominees would, among other things, aggressively pursue measures intended to enhance stockholder value and would oppose measures such as the by-law amendments recently adopted by the Fund's Board of Directors that, we believe, (a) inappropriately restrict the identity of potential directors by adopting unjustified qualification requirements and (b) greatly harm Fund stockholders' ability to exercise a proper role in the governance of their fund, both by restricting director candidates and by imposing supermajority voting thresholds and other highly technical requirements designed to prevent stockholders from influencing management by amending the By-Laws and submitting stockholder resolutions. In addition, the Board of Directors has recently voted to increase the fees that the Fund pays to its "independent" directors.

As noted above, another stockholder has recently filed a class action lawsuit challenging the adoption of these entrenchment By-Laws as a violation of the fiduciary duties of the Fund's Board of Directors. The complaint in that action, Kimberly Kahn v. Paul Hottinger, et al., Del. Ch. Civ. Action No. 18788NC, may be obtained online, for a fee, at www.virtualdocket.com.

Further, we believe the Board of Directors has caused the Fund to act in violation of its previously declared dividend policy by declaring the Fund's year-end dividend in stock and then giving stockholders only a brief time to elect to receive cash instead, rather than following the previously announced policy - which is reflected in the Fund's dividend reinvestment plan - of paying cash to all stockholders who do not elect to receive stock. We believe that this was done in order to retain cash in the Fund, which has the effect of increasing Hottinger Capital Corp.'s advisory fee.

Also, because of a quirk in interpretations by the staff of the Securities and Exchange Commission, when a dividend is declared in stock with a cash option, it is arguably permissible, as the Fund did in this case, for the Fund to issue shares at their market price even when that price is below the shares' net asset value (NAV). By contrast, when a dividend is declared in cash and stock will be received only by stockholders who elect to participate in the dividend reinvestment plan, the SEC staff takes the view that a section of the Investment Company Act of 1940 that is designed to prevent dilution of stockholder value in closed-end funds forbids the Fund to issue shares at below NAV. That's why the Fund's reinvestment plan provides, as is generally the case for closed-end funds, that an independent agent for the Fund must purchase shares for plan participants in the open market when the stock is selling at a price below NAV when a dividend is paid. Such purchases may have the effect of supporting the market price, but of course they decrease the Fund's assets a bit and the advisory fee it pays. We think it's completely unjustified for the Fund to take advantage of this kind of highly technical distinction - which we think is in any case bad policy - in a way that dilutes stockholder value for the benefit of Hottinger Capital Corp. Frankly, we can't see how the Board saw its way to approving it.

We believe that in order to enhance stockholder value, it is imperative that the interests of the Board of Directors be aligned with the stockholders, and not with the management of the Fund or its investment adviser. We are a large stockholder of the Fund and, contrary to assertions of the Fund in the Fund Proxy Statement that our proposal is solely in our own interest, we believe that all stockholders would benefit by having independent stockholder interests represented on the Board of Directors.

All three of our nominees, Dirk Kipp, Gregory L. Melville and Moritz A. Sell, are qualified to serve on the Board of Directors of the Fund. Messrs. Melville and Sell have previously served as members of the Board of Directors of the Growth Fund of Spain and continue to serve as directors of The France Growth Fund. The France Growth Fund is a closed-end fund, and the Growth Fund of Spain was a closed-end fund when Messrs. Melville and Sell served on its board. Both Mr. Melville and Mr. Sell report to Mr. Kipp, who has also recently been nominated to serve as a member of the board of The France Growth Fund.

You should be aware, however, that it appears that the Fund's Board of Directors will deem Messrs. Melville and Sell unqualified to serve on the basis of the restrictive by-law amendments mentioned above. We believe this further demonstrates the inappropriate nature of those amendments. You should also be aware that, even if our nominees are elected to the Board of Directors, they will constitute only three of the nine members of the Board and may not be able to persuade other members of the Board to take any actions that they propose.

We seek to terminate the Investment Advisory Agreement primarily as a method of recapturing control of the Fund for the benefit of its stockholders and demonstrating to the existing Board of Directors that they owe their loyalty to their stockholders, rather than their stockholders owing loyalty to them. We believe that the Fund's antitakeover tactics described above seek primarily to entrench management and, indirectly, the Fund's current investment adviser, thereby relegating stockholder interests to a secondary consideration. We also find the other actions described above disturbing. Accordingly, we believe that the termination of the Investment Advisory Agreement would be an appropriate means of refocusing the Board of Directors on the importance of stockholder democracy. We therefore recommend that you vote AGAINST proposal no. 2 and FOR proposal no. 3.

                INFORMATION CONCERNING THE SOLICITING STOCKHOLDER

We are a large beneficial owner of shares of the Fund. As of the date of this Proxy Statement, we hold 571,800 shares, representing approximately 2.38% of the Fund's outstanding shares of Common Stock.

We are one of the largest banking organizations in Germany, with over 202 billion Euros in assets as of September 30, 2000 (equivalent to approximately US$180 billion at prevailing exchange rates of one Euro equaling US$.89). Our principal executive offices are located at Alexanderplatz 2, D-10178 Berlin, Germany. We own shares in a number of other closed-end mutual funds; however, we own more than 5% of the outstanding shares in only one closed-end fund, The France Growth Fund, where we own more than 10% of the outstanding shares.

In 1997 we solicited proxies in opposition to the management of the Growth Fund of Spain, in which we had an equity interest. As a result of this solicitation of proxies, Messrs. Melville and Sell were elected to the Board of Directors of the Growth Fund of Spain. The Growth Fund of Spain was converted to an open-end Fund with the overwhelming support of stockholders less than one year later.

In 2000 we solicited proxies in opposition to the management of The France Growth Fund. As a result of this solicitation, Messrs. Melville and Sell were elected to the board of directors of The France Growth Fund, where they continue to serve as directors. Also, as a result of an agreement between The France Growth Fund and us, The France Growth Fund agreed to conduct a tender offer for up to 20% of its outstanding shares at a 2% discount to

NAV. In addition, The France Growth Fund agreed to make certain amendments to that fund's by-laws that we requested and that have the effect of making it easier for stockholders to call special meetings, agreed to nominate Mr. Kipp for election to its board at the fund's upcoming annual meeting of stockholders and agreed to appoint one additional nominee of ours to its board of directors immediately following that annual meeting.

Exhibit 1 attached to this proxy statement sets forth information concerning our purchases and sales of shares of Common Stock of the Fund during the last two years.

Neither our nominees nor any of our associates have any arrangement or understanding with any person with respect to any future employment by the Fund or its affiliates or with respect to any future transactions to which the Fund or any of its affiliates will or may be a party. Notwithstanding the foregoing, if elected, our nominees will be entitled to the fees payable to other non-interested directors of the Fund and be entitled to expense reimbursement to the same extent as other directors of the Fund.

                             CERTAIN CONSIDERATIONS

In considering whether to support our nominees, we urge you to consider the following.

Although we are soliciting proxies on a platform of enhancing stockholder value, we are not committed to any particular method of reducing the discount from NAV at which the shares of the Fund trade, including open-ending. Although we anticipate that discussions regarding methods of reducing or eliminating the discount will be held at future meetings of the Board of Directors, there can be no assurance that our nominees, if elected to the Board of Directors, will urge adoption of, or vote in favor of, any proposals that might have the effect of reducing the discount.

In addition, even if our nominees are elected to the Board of Directors of the Fund and permitted to serve on it, they will constitute only three of the nine members of the Board of Directors, and therefore there can there be no assurance that proposals, if any, that they put forth will be adopted by the entire Board. We do not anticipate that we will solicit proxies in future election contests involving the Fund, although we reserve the right to do so.

                                  THE NOMINEES

BLUE proxy cards that are signed, dated and returned to our agent or us will be voted in favor of the election of Dirk Kipp, Gregory L. Melville, and Moritz A. Sell. Messrs. Kipp, Melville and Sell have furnished us with the information below concerning their employment history and certain other matters.

Name                              Age       Present Principal Occupation
----                              ---       ----------------------------

Dirk Kipp                         38        Director of proprietary equity
                                            trading of the Soliciting
                                            Stockholder

Gregory L. Melville               44        Assistant Director of proprietary
                                            equity trading of the Soliciting
                                            Stockholder

Moritz A. Sell                    33        Co-head of Equity Trading at the
                                            London office of the Soliciting
                                            Stockholder

Mr. Kipp is a citizen of the Federal Republic of Germany. Both Mr. Melville and Mr. Sell are United States citizens. None of our nominees own, beneficially or of record, any shares of Common Stock of the Fund. The principal business address of Messrs. Kipp and Melville is c/o Bankgesellschaft Berlin AG, Alexanderplatz 2, D-10178 Berlin, Germany. The principal business address of Mr. Sell is c/o Bankgesellschaft Berlin AG, 1 Crown Court, Cheapside, London, EC2V 6LR, United Kingdom.

We have agreed to indemnify Messrs. Kipp, Melville and Sell for liabilities they may incur in connection with this proxy solicitation.

DIRK KIPP. Mr. Kipp has been our director of proprietary equity trading since August 1995. From 1991 to 1995 Mr. Kipp was responsible for futures and options trading at Dresdner Bank. Mr. Kipp graduated from the University of Hamburg in 1989 with a degree in Economics. He has been nominated for election to the Board of The France Growth Fund at its upcoming annual meeting, pursuant to an agreement between The France Growth Fund and us.

GREGORY L. MELVILLE. Mr. Melville has been our assistant director of equity trading since July 1995. From 1990 until June 1995 Mr. Melville was a Vice President of Salomon Brothers Inc., an investment bank, working at Salomon Brothers AG, a subsidiary in Germany. From 1989 through 1990 Mr. Melville was employed by Devon Systems, a software manufacturer for securities firms, as a consultant to customers of Devon Systems. From 1983 through 1989 Mr. Melville was self-employed in the financial services industry. Mr. Melville served as a finance officer in the United States Army from 1978 through 1983. He received a Bachelor of Science degree from the United States Military Academy at West Point in 1978. Mr. Melville has been a director of The France Growth Fund since April 2000 and was a director of the Growth Fund of Spain from December 1997 to December 1998.

MORITZ A. SELL. Mr. Sell has been our co-head of equity trading in London since April 2000. From November 1996 until March 2000 Mr. Sell was one of our market strategists. From October 1995 until May 1996 Mr. Sell was an analyst in a consulting capacity at Barclays de Zoete Wedd, an investment bank. From 1990 through 1993 Mr. Sell was a Derivatives Trader at the Canadian Imperial Bank of Commerce, and from 1993 through April 1994 Mr. Sell was a Derivatives Trader at the Canadian Imperial Bank of Commerce and a Vice President of CIBC Inc., a subsidiary of the Canadian Imperial Bank of Commerce. Mr. Sell received a Bachelor of Arts degree in Economics from George Washington University in 1989. Mr. Sell has been a director of The France Growth Fund since April 2000 and was a director of the Growth Fund of Spain from December 1997 to December 1998.

                     PRINCIPAL HOLDERS OF VOTING SECURITIES

The following information regarding the beneficial ownership of shares of Common Stock, as of the Record Date, by each owner of more than 5% of the outstanding shares of Common Stock is based upon information contained in the Fund Proxy Statement. As of December 31, 2000, no stockholder other than the President and Fellows of Harvard College, c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, MA 02210 and Lazard Freres & Co. LLC, 30 Rockefeller Plaza, New York, NY 10020 beneficially owned more than five percent of the Fund's outstanding shares of Common Stock. The President and Fellows of Harvard College, through its endowment fund and its pension fund, filed on February 9, 2001 an amendment to its beneficial ownership report on Schedule 13G with the Securities and Exchange Commission stating that as of December 31, 2000 it beneficially owned 1,941,701 shares of Common Stock, and Lazard Freres & Co. LLC, on behalf of its advisory clients, filed on February 2, 2000, an amendment to its beneficial ownership report on Schedule 13G with the Securities and Exchange Commission stating that as of February 2, 2000 it beneficially owned 1,646,100 shares of Common Stock. Based on such filings, these holdings represented approximately 8.37 percent and 7.10 percent of the Fund's outstanding shares, respectively, as of December 31, 2000.

                                THE SOLICITATION

We have retained Mellon Investor Services LLC to assist and to provide advisory services in connection with this proxy solicitation, for which Mellon Investor Services LLC will be paid a fee based on the number of hours devoted to the proxy solicitation and will be reimbursed for out-of -pocket expenses. We will indemnify Mellon Investor Services LLC against certain liabilities and expenses in connection with this proxy solicitation, including liabilities under the federal securities laws. Other than Messrs. Kipp, Melville and Sell, none of our officers, directors or employees will solicit proxies. Mellon Investor Services LLC has advised us that up to 18 of their employees will be engaged in soliciting proxies.

Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward this Proxy Statement and the accompanying BLUE proxy card to the beneficial owner of shares of Common Stock for whom they hold of record. We will reimburse them for their reasonable out-of-pocket expenses.

The expenses related to this proxy solicitation will be borne by us. We estimate that the total amount of expenses to be incurred by it in this proxy solicitation will be approximately $100,000. Expenses to date have been approximately $50,000.

If you have any questions concerning this Proxy Statement or the procedures to be followed to execute and deliver a proxy, please contact:

                          Mellon Investor Services LLC
                            44 Wall Street, 7th Floor
                            New York, New York 10005
                                 1-800-414-2879

                                OTHER INFORMATION

According to the Fund's Proxy Statement, stockholder proposals intended to be presented at the Fund's Annual Meeting of stockholders in 2002 must be received by the Fund on or before December 6, 2001 in order to be included in the Fund's proxy statement and the Fund's form of proxy relating to that meeting. In order to be considered timely in accordance with the Fund's By-Laws, a stockholder proposal that is not included in the Fund's proxy statement must be received by the Fund between 90 and 120 days before the anniversary in 2002 of the Fund's Annual Meeting of Stockholders in 2001.

The mailing address of both the Fund and its current investment adviser, Hottinger Capital Corp., is 1270 Avenue of the Americas, Suite 400, New York, New York 10020. The mailing address of the Fund's administrator, Investment Company Capital Corp., is One South Street, Baltimore, Maryland 21202. The Fund currently does not have a principal underwriter. Because proposals 2 and 3 relate to the continuation or termination of the Investment Advisory Agreement, we have included information that may be required concerning the Investment Advisory Agreement in Exhibit 2. As we have no independent knowledge regarding this information, its presentation is based entirely on disclosures contained in the Fund Proxy Statement.

Dated:  April 23, 2001

                                                                       EXHIBIT 1

                    SECURITIES OF THE FUND PURCHASED OR SOLD
             WITHIN THE PAST TWO YEARS BY THE SOLICITING STOCKHOLDER

      Except as disclosed in this Proxy Statement, neither we nor our nominees for election to the Board of Directors of the Fund have or have had any interest, director or indirect, by security holdings or otherwise, in the Fund. The following table sets for the certain information with respect to purchases and sales of shares of Common Stock by us. Messrs. Kipp, Melville and Sell own no shares of Common Stock, nor have they purchased or sold any shares, during the last two years.

      Purchases (or sales) of shares of Common Stock by the Soliciting
Stockholder:

                                                    Number of
                                                     Shares           Number of
                                 Date               Purchased        Shares Sold
                                 ----               ---------        -----------

                           March 22, 1999            5,600
                            April 7, 1999            5,300
                           April 20, 1999           10,000
                           April 21, 1999           25,000
                           April 22, 1999            5,000
                            July 12, 1999                               10,000
                          August 23, 1999            2,800
                        September 1, 1999            2,600
                       September 21, 1999              800
                       September 23, 1999           25,000
                          October 8, 1999            4,800
                         October 11, 1999            1,800
                         October 21, 1999            9,300
                         November 1, 1999            2,300
                        December 20, 1999           14,600
                        February 10, 2000            4,000
                        February 22, 2000           30,000
                        February 23, 2000           20,774
                           March 14, 2000           10,000
                           March 15, 2000            3,700
                           March 16, 2000            8,500
                          August 10, 2000           15,000
                          August 10, 2000            7,500
                          August 22, 2000            5,000
                          August 29, 2000           10,000
                        September 7, 2000            3,000
                       September 14, 2000            3,400
                         October 16, 2000                               18,500
                         October 16, 2000                              100,000
                         November 1, 2000              100
                         November 2, 2000              700
                         November 3, 2000            3,900
                         November 6, 2000            5,000
                         November 8, 2000           10,000
                        November 10, 2000           10,000
                        November 27, 2000            1,000
                        November 28, 2000           10,000
                        November 29, 2000           10,000
                        November 30, 2000            7,200
                        December 14, 2000           15,400
                        December 21, 2000           10,000
                          January 9, 2001           25,000

                         January 17, 2001                        14,900
                        February 14, 2001           17,600
                           March 22, 2001           23,000
                           March 23, 2001           10,000
                           March 26, 2001            4,300
                           March 28, 2001           11,900

                                                                       EXHIBIT 2

  Information Concerning the Fund's Investment Adviser, the Investment Advisory
                       Agreement and Certain Other Matters

      The following information relating to Hottinger Capital Corp. ("Hottinger"), the Investment Advisory Agreement and certain other matters is included here because it may be required by the rules of the Securities and Exchange Commission in a proxy statement that contains proposals relating to the continuation or termination of the Investment Advisory Agreement. This information is based entirely upon the disclosures in the Fund Proxy Statement, and we have no independent knowledge concerning its accuracy.

      Hottinger, the Fund's current investment adviser, has its principal office at 1270 Avenue of the Americas, Suite 400, New York, New York 10020 The Investment Advisory Agreement, dated February 8, 1994, was last approved by stockholders on February 8, 1994.

      The Investment Advisory Agreement may be terminated by the Fund at any time upon not less than sixty days' prior written notice to Hottinger, or by Hottinger upon not less than sixty days' written notice to the Fund. The Investment Advisory Agreement will automatically terminate in the event of its assignment (as defined in the 1940 Act) by either Hottinger or the Fund. If not sooner terminated, the Investment Advisory Agreement continues in effect only if approved annually by the Board of Directors or by a vote of a majority of the outstanding voting securities of the Fund, as required under the Investment Company Act of 1940 (the "1940 Act"). Continuance was most recently approved by the Fund's Board of Directors on March 15 and April 4, 2001, and prior to that on May 19, 2000.

      Under the terms of the Investment Advisory Agreement, Hottinger has sole investment discretion for the Fund, makes all decisions affecting the Funds's portfolio and transmits purchase and sale orders and selects brokers and dealers to execute portfolio transaction on behalf of the Fund. The services of Hottinger to the Fund are not exclusive under the terms of the Investment Advisory Agreement. Hottinger is free to render investment advisory services to others. The Investment Advisory Agreement provides that the Fund will pay Hottinger for its services an annual advisory fee, which is between an annual 1% and 0.5% of the Fund's average monthly net assets: 1.0% of the Fund's average monthly net assets up to $60 million, 0.9% of such assets between $60 million and $100 million, 0.8% of such assets between $100 million and $200 million, 0.70% of such assets between $200 and $300 million, 0.65% of such assets between $300 million and $400 million, 0.60% of such assets between $400 million and 500 million, 0.55% of such assets between $500 million and $600 million, and 0.50% of such assets in excess of $600 million.

      Hottinger bears all expenses of its employees and overhead incurred by it in connection with its duties under the Investment Advisory Agreement. Hottinger pays all salaries and fees of the Fund's directors and officers who are interested persons as such term is defined in the 1940 Act. The Investment Advisory Agreement provides that the Fund will indemnify Hottinger for all taxes (other than income taxes), duties, charges, fees and expenses (including, without limitation, broker fees, dealer fees, clearing bank fees and legal fees) that Hottinger incurs in connection with the services provided under the Investment Advisory Agreement. The aggregate amount of investment advisory fees paid to Hottinger during 1998, 1999 and 2000 were $ 3,563,487, $ 3,259,015 and $
3,239,738, respectively.

      Neither Hottinger nor any of its officers, directors or employees will be liable for any error of judgment or for any loss suffered by the Fund in connection with the matters relating to the Investment Advisory Agreement. Hottinger will be liable for losses resulting from willful misfeasance, bad faith or gross negligence in the performance of, or from reckless disregard by it or its employees of its or their obligations and duties under, the Investment Advisory Agreement. Hottinger will also be liable for a loss resulting from a breach of fiduciary duty, in which case any award of damages will be limited to the period and the amount set forth in Section 36(b)(3) of the 1940 Act.

      Hottinger is a Delaware corporation and is owned by Hottinger et Cie. and Hottinger U.S., Inc., an affiliate of the Hottinger Group, each owning 50% of Hottinger's issued and outstanding shares of capital stock. Hottinger et

Cie. (Zurich), Dreikonigstrasse 55, 8027 Zurich, Switzerland, provides to its customers a full range of investment services, including international portfolio management and corporate finance. Hottinger et Cie. (Zurich) is a partnership whose partners are The Baron Hottinger, Paul Hottinguer, Rodolphe Hottinger and Frederic Hottinger. Hottinger U.S., Inc., whose principal office is located at 1270 Avenue of the Americas, Suite 400, New York, New York 10020, provides investment advisory services. The Hottinger Group consists of entities controlled by the Hottinger family.

      The following table sets forth certain information regarding the current Directors and Executive Officers of Hottinger .

Name and Address                            Position with Hottinger Capital Corp.         Principal Occupation
------------------------------------------------------------------------------------------------------------------------------------
The Baron Hottinger                         Chairman of the Board                      General Partner: Hottinger et Cie
Hottinger & Cie                                                                        (Zurich); President: Conseil de
Dreikonigstrasse 55                                                                    Surveillance Credit Suisse/Hottinguer
8027 Zurich                                                                            (Paris) , Sofibus (Paris) (real estate);
Switzerland                                                                            Vice President and Director: Finaciere
                                                                                       Hottinguer, Paris, France
------------------------------------------------------------------------------------------------------------------------------------
Mr. Rodolphe E. Hottinger                   Vice Chairman of the Board,                Director:  Sofibus SA  (real estate
Hottinger & Cie                             Director and Chief Executive Officer       investment company), AXA Switzerland
3 Place des Bergues                                                                    (Insurance), AXA Re America
C.P. 395                                                                               Insurance Co. (USA); AXA Re P&C
CH-1201 Geneva                                                                         Insurance Co. (USA); AXA Corporate
Switzerland                                                                            Solutions Reinsurance Company
                                                                                       (USA); AXA Global Risks US
                                                                                       Insurance Company (USA); and
                                                                                       Rathbone SA Geneva (UK bank);
                                                                                       Director: Hottinger Bank & Trust Ltd.
                                                                                       (Bahamas); Managing Partner:
                                                                                       Hottinger & Cie (Zurich) since 1987
------------------------------------------------------------------------------------------------------------------------------------
Mr. Paul Hottinguer                         Vice Chairman of the Board, Director       General Partner: Hottinger & Cie
Hottinger & Cie                                                                        (Zurich);  President: Gaspee (real estate)
Dreikonigstrasse 55                                                                    since 1992, Financiere Hottinguer
8027 Zurich                                                                            (holding company) since 1990,
Switzerland                                                                            Financiere Provence Participations
                                                                                       (venture capital firm) since 1990,
                                                                                       Drouot Securite since 1986
------------------------------------------------------------------------------------------------------------------------------------
Mr. Frederic Hottinger                      Director                                   General Partner: Hottinger et Cie
Hottinger & Cie                                                                        (Zurich); Director: Hottinger Capital
Dreikonigstrasse 55                                                                    Corp. and Banque Hottinguer (Paris);
8027 Zurich                                                                            Chairman and President: Hottinger
Switzerland                                                                            Bank and Trust Limited (Bahamas);
                                                                                       Chairman: Hottinger
                                                                                       Nagelmackers & Associes;
                                                                                       Administrator: Financiere Hottinguer,
                                                                                       Paris
------------------------------------------------------------------------------------------------------------------------------------
Mr. Henri J. Stalder                        Director                                   Director and Senior Vice President:
Hottinger & Cie                                                                        Hottinger Capiatl Corp. and Hottinger
Dreikonigstrasse 55                                                                    et Cie Banquiers; President: Hottinger
8027 Zurich                                                                            Finance AG
Switzerland
------------------------------------------------------------------------------------------------------------------------------------
Mr. Thomas W. Grant                         Director                                   Director: Hottinger Capital Corp., Chief
HG Wellington & Company, Inc.                                                          Executive Officer: H.G. Wellington
14 Wall Street
17th Floor
New York, NY 10005

------------------------------------------------------------------------------------------------------------------------------
Mr. Alexandre de Takacsy                    President, Vice Chairman of the Board,     Senior Advisor to the Hottinger
Financiere Hottinguer                       Director, Secretary                        Group and President of Hottinger
43, rue Taitbout                                                                       U.S., Inc. since April, 1986; Vice
75009 Paris                                                                            Chairman, President and Secretary,
France                                                                                 Hottinger Capital Corp.
------------------------------------------------------------------------------------------------------------------------------
Mr. Philippe R. Comby                       First Vice President, Treasurer            First Vice President: Hottinger Capital
Hottinger Capital Corp.                                                                Corp. since 1998; Vice President:
1270 Avenue of the Americas                                                            Hottinger U.S. Inc. since 1996;
Suite 400                                                                              Treasurer: Hottinger Capital Corp. since
New York, New York 10020                                                               1997
------------------------------------------------------------------------------------------------------------------------------
Mr. Rudolf  Millisits                       Director, Chief Operating Officer,         Director: Hottinger Bank & Trust Ltd.
Hottinger Capital Corp.                     Executive Vice President                   (Bahamas)  since 1996; Director:
1270 Avenue of the Americas                                                            Hottinger Capital Corp. ("Hottinger
Suite 400                                                                              Capital Corp.") since December 2000;
New York, New York 10020                                                               Director Hottinger International Fund
                                                                                       Luxemborg since May 2000; Chief
                                                                                       Operating Officer: Hottinger Capital
                                                                                       Corp. since December 1998; Executive
                                                                                       Vice President, Portfolio Manager,
                                                                                       Member of Investment Committee and
                                                                                       Chief Compliance Officer: Hottinger
                                                                                       Capital Corp. since September 1994
                                                                                       (manages client account aggregating in
                                                                                       excess of $415 million); Assistant
                                                                                       Secretary: Hottinger Capital Corp. since
                                                                                       August 1995; Executive Vice President:
                                                                                       Hottinger U.S., Inc. since September
                                                                                       1994
------------------------------------------------------------------------------------------------------------------------------
Ms. Jessica Leale                           Assistant Vice President                   Assistant Vice President: Hottinger
Hottinger Capital Corp.                                                                Capital Corp.
1270 Avenue of the Americas
Suite 400
New York, New York 10020

Brokerage

      Brokerage commission rates in Switzerland are negotiable. Purchase and sale orders may be executed with any number of banks and brokers. The Fund may place brokerage orders with Hottinger et Cie. (Zurich), an "affiliated person" with respect to Hottinger under the 1940 Act. The Fund's policy requires that commissions paid to Hottinger et Cie (Zurich) be reasonable and fair compared with commissions received by other brokers in connection with comparable transactions involving similar securities being purchased or sold during a comparable period of time. The Fund cannot engage in principal transactions with Hottinger et Cie (Zurich).

      In addition to brokerage orders placed with Hottinger et Cie (Zurich), subject to best execution, orders may be placed with other banks and brokers who supply research, market and statistical information ("research as defined in Section 28(e) of the Securities Exchange Act of 1934, as amended) to the Fund and Hottinger. The Fund's commissions to such banks and brokers may not always represent the lowest obtainable commission rates, although they must be reasonable in relation to the benefits received. Hottinger et Cie (Zurich) provides research to the Fund and Hottinger. Although research from banks and brokers may be useful to Hottinger, it is only supplementary to its own efforts.

                                   PROXY CARD
                  PROXY SOLICITED BY BANKGESELLSCHAFT BERLIN AG

                                IN OPPOSITION TO
             THE BOARD OF DIRECTORS OF THE SWISS HELVETIA FUND, INC.

            ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 15, 2001

      The undersigned hereby appoints DIRK KIPP, GREGORY L. MELVILLE and MORITZ
A. SELL, and each of them, as the undersigned's proxies, with full power of substitution, to attend the Annual Meeting of Stockholders of THE SWISS HELVETIA FUND, INC. (the "Fund") to be held at the Drake Swissotel, 440 Park Avenue, Manhattan East and West Suites, New York, New York 10022 at 11:30 am, New York City time, and any adjournment(s) or postponement(s) thereof, and to vote on all matters that may come before such meeting the number of shares that the undersigned would be entitled to vote, with all the power that the undersigned would possess if present in person, as follows:

1. ELECTION OF DIRECTORS

      FOR all nominees
      listed below.  |_|         WITHHOLD AUTHORITY  |_|         ABSTAIN  |_|
      (except as indicated       to vote for all nominees
      to the contrary below)     listed below

      DIRK KIPP, GREGORY L. MELVILLE, MORITZ A. SELL

If you wish to withhold authority to vote for the election of any individual nominee, write the name of that nominee below.

--------------------------------------------------------------------------------

2. Confirmation of the Board of Directors' decision to continue the Fund's Investment Advisory Agreement with Hottinger Capital Corp. (non-binding proposal)

              FOR   |_|         AGAINST     |_|   ABSTAIN     |_|

3. To terminate the Fund's Investment Advisory Agreement with Hottinger Capital Corp. (binding proposal) and recommend that the Board of Directors solicit competitive proposals for a new investment adviser.

              FOR   |_|         AGAINST     |_|   ABSTAIN     |_|

IMPORTANT -- PLEASE SIGN AND DATE THE REVERSE SIDE

4. IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING, AND ANY AND ALL ADJOURNMENTS OR POSTPONEMENTS THEREOF, AS PROVIDED IN THE PROXY STATEMENT PROVIDED HEREWITH.

SHARES WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED FOR THE ELECTION OF ALL NOMINEES NAMED ABOVE IN ITEM 1, AGAINST PROPOSAL 2 AND FOR PROPOSAL 3. THE UNDERSIGNED HEREBY ACKNOWLEDGES RECEIPT OF THE PROXY STATEMENT DATED APRIL __, 2001 OF BANKGESELLSCHAFT BERLIN AG. THE UNDERSIGNED HEREBY REVOKES ANY PROXY HERETOFORE EXECUTED BY THE UNDERSIGNED RELATING TO THE SUBJECT MATTER HEREOF AND CONFIRMS ALL THAT THE PROXIES MAY LAWFULLY DO BY VIRTUE HEREOF.

                            (IMPORTANT-- PLEASE FILL IN DATE)

This proxy card is provided by Bankgesellschaft Berlin AG, a stockholder of the Fund.

                                    SIGNATURE(S)

                                    ----------------------------------
                                    Dated:


                                    ----------------------------------
                                    Please sign exactly as your name appears hereon or on proxy cards previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. Please sign as registered and return promptly in the enclosed envelope. Executors, trustees and others signing in a representative capacity should include their names and the capacity in which they sign.